CONFIDENTIAL TREATMENT REQUESTED BY GROUPON, INC.
FILE NO. 1-35335

BY EDGAR AND HAND DELIVERY

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Re:    Groupon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on March 30, 2012
File No. 1-35335
Dear Mr. Spirgel:
Set forth below are the responses of Groupon, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff's letter to the Company, dated August 2, 2012, relating to the Company's Form 10-K for the year ended December 31, 2011, filed with the Commission on March 30, 2012. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in italicized type herein. Where appropriate, the Company has addressed these comments in its Form 10-Q for the quarter ended June 30, 2012 filed on August 14, 2012 (the “Form 10-Q”).

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission's Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to portions of the response to Comment 4. Such response is being provided to the Staff in its entirety, with redacted portions underlined and italicized, in hard copy under separate cover along with the request for confidential treatment. Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by identifying numbers [GRPN-01] through [GRPN-03].

Revenue, page 45
North America, page 45
International, page 46
Comment No. 1
Please expand your disclosures to discuss how certain channels which were launched in 2011, including but not limited to Groupon Getaways, Groupon Live, and Groupon Goods, contributed to your revenue growth and impacted your deal margins, loss from operations and refund reserves, if at all, and your

Mr. Larry Spirgel
August 24, 2012

CONFIDENTIAL TREATMENT REQUESTED BY GROUPON, INC.
FILE NO. 1-35335

expectations on their future impact.
Response
The Company advises the Staff that it uses channels principally as a branding and marketing tool to promote deals relating to certain types of services or products. The Company does not consider these channels to be separate or distinct products or services, but rather uses them as guideposts to help consumers more easily navigate the Company's broad array of deal offerings. In addition, the channels referred to above are primarily used in our North America markets, and in our international markets we promote deals under different channels, depending on the market. As a result, the Company does not believe that separate discussion of financial metrics related to these channels is material to an understanding of the Company's business or financial results. Therefore, the Company does not believe that separately disclosing quantitative information about revenues, margins, operating income (loss), and refund reserves for deals attributed to channels would be meaningful to investors.
The Company separately discloses its third party revenue deals where it acts as an agent for its merchants, which are reported on a net basis within revenue, and its direct revenue deals where it is the merchant of record and serves as the principal to the transaction, which are reported on a gross basis in revenues and cost of revenues. Beginning with the Form 10-Q, the Company began separately presenting third party revenue and direct revenue because direct revenue became material to the Company for the first time during the second quarter of 2012. Notably, this new disclosure is driven not by type of deal or category (Groupon Goods), but from the fundamental change in the service being offered by the Company in connection with such deals-acting as merchant of record for the customer.
The Company has included, and will continue to include, in its Management's Discussion and Analysis of Financial Condition and Results of Operations the factors that the Company believes are meaningful to an understanding of its results of operations. The Company will continue to evaluate its disclosures in light of the impact of new or existing channels, particularly the terms of service offered by the Company within such channels, on its financial condition and results of operations and will update its disclosures accordingly.
Non-GAAP Financial Measures, page 50
Comment No. 2
Please include a prominent presentation of the amounts for the three major categories of the statement of cash flows when presenting free cash flow, a non-GAAP liquidity measure. In this regard, refer to the guidance in Question 102.06 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures dated July 8, 2011.
Response
In response to the Staff's comment, the Company has included, on page 41 of its Form 10-Q, a prominent presentation of the three major categories of the statement of cash flows in its presentation of free cash flow for the six months ended June 30, 2012. The Company will continue to do so when presenting free cash flow consistent with the guidance in Question 102.06 of the Compliance and Disclosure

Mr. Larry Spirgel
August 24, 2012

CONFIDENTIAL TREATMENT REQUESTED BY GROUPON, INC.
FILE NO. 1-35335

Interpretation on Non-GAAP Financial Measures dated July 8, 2011.
Cash Provided by Operating Activities, page 53
Comment No. 3
We note that you attributed your increase in cash to changes in working capital activities (in part), resulting primarily from a $380.1 million increase in merchant payables due to continued growth in the daily deals business. Please further address the extent to which the increase in merchant payables is attributable to a change in the mix of the daily deals business, in which merchants are obtaining a larger percentage of the proceeds from Groupons sold or where merchants have been subject to longer payment terms.
Response
In response to the Staff's comment, the Company expanded its disclosures on pages 42 and 43 of its Form 10-Q to address how merchant payments terms have impacted its working capital. Furthermore, the Company advises the Staff that the increase in merchant payables during the six months ended June 30, 2012 has not been significantly impacted by the change in the mix of the daily deals business or to scenarios where merchants are obtaining a larger percentage of the proceeds from Groupons sold. For the second quarter of 2012, the primary drivers of the changes in merchant payables were the continued growth of the Company and the changes of merchant payment timing, i.e. accelerated merchant payment terms as disclosed in the Form 10-Q. The Company will continue to evaluate its disclosures and if, in the future, the Company experiences a meaningful increase in merchant payables as a result of merchants obtaining a larger percentage of the proceeds from Groupons sold, the Company will revise its disclosures accordingly.
Critical Accounting Policies and Estimates, page 56
Refunds, page 56
Comment No. 4
We note that during the third quarter you launched several new channels, including travel (Groupon Getaways), live concerts and events (Groupon Live), and consumer products (Groupon Goods). Tell us whether you established a higher refund reserve during the fourth quarter to cover refunds primarily for these newer deals or your standard featured daily deals.
Response
The Company advises the Staff that, although new channels were launched in the third quarter of 2011, the additional refund reserve established in the fourth quarter of 2011 was due primarily to a change in deal mix toward higher price point offerings within its standard featured daily deals. Of the $67.4 million total refund reserve at December 31, 2011, [GRPN-01] was related to these new channels.
In addition, provide us with the following information:

•	Quantify the shift in your deal mix during the fourth quarter and the percentage increase of higher price point offers through your new merchant channels between the third quarter and

Mr. Larry Spirgel
August 24, 2012

CONFIDENTIAL TREATMENT REQUESTED BY GROUPON, INC.
FILE NO. 1-35335

the fourth quarter that required you to establish a higher refund reserve at year-end.
Response
As noted above, only [GRPN-02] of the total refund reserve was related to deals from the new channels, out of a total refund reserve of $67.4 million at December 31, 2011. The additional refund reserve established in the fourth quarter of 2011 was due primarily to a change in deal mix toward higher price point offerings within its standard featured daily deals. Thus, the deal mix and percentage of higher price point offers through new channels between the third and fourth quarter did not significantly contribute to the higher refund reserve at year-end.

•	State whether the higher than anticipated coupon returns were predominantly in the US or in your international operations.
Response
The higher than anticipated coupon returns were predominantly in the Company's US operations.

•
Explain in detail how your original estimate disclosed on February 8, 2012 of the reserve for customer refunds proved to be inadequate after you performed additional analysis. Specifically tell us what additional analysis was performed and when the problem was identified. Explain how it only impacted the fourth quarter of 2011 and did not impact the financial statements for the nine months ended September 30, 2011.

Response
[GRPN-03]

Comment No. 5
Please revise your disclosures to include a more detailed description of the input parameters for your modeled refund behavior, including but not limited to the deal mix and price point of deals.
Response
In response to the Staff's comment, the Company expanded its disclosures on pages 10, 11, 44 and 45 of its Form 10-Q to include a more detailed description of the input parameters for its modeled refund behavior for the six months ended June 30, 2012.
Additionally, tell us:

•
How you considered the relatively long or indefinite period of time in which a Groupon may be refunded pursuant to your Groupon Promise, your lack of historical experience with higher price point offers and/or with new markets, and the absence of a large volume of relatively homogenous transactions.

Response

Mr. Larry Spirgel
August 24, 2012

CONFIDENTIAL TREATMENT REQUESTED BY GROUPON, INC.
FILE NO. 1-35335

The Company's refund model takes into consideration: (i) historical refund experience (including refunds issued pursuant to the Groupon Promise) developed from millions of deals featured by the Company; (ii) the relative risk of refund based on expiration date, price point (or “deal value”), and deal category and (iii) other qualitative factors that could impact the level of future refunds, such as introductions of new deals, discontinuations of legacy deals or general economic trends that might impact customer behavior. With respect to deal category, the Company's refund model distinguishes among six broad categories: food & drink, activities, health & beauty, services, retail, and events. The Company does consider the relatively long or indefinite period of time in which a Groupon may be refunded pursuant to its Groupon Promise within its historical refund experience, as this data includes the customers' historical refund behavior pursuant to the Groupon Promise. In particular, the Company has observed that customers who claim a refund pursuant to the Groupon Promise tend to do so within a very short time period after redeeming the Groupon (for example, a customer who redeems a Groupon at a restaurant and has a poor experience with the merchant is likely to contact the Company's customer service department almost immediately after redemption). This historical refund behavior or experience is then utilized as an input parameter in the Company's refund model, capturing the impact of the Groupon Promise. As discussed above, the Company believes that it has a fully developed refund history.

With respect to higher price point offers, the Company has extensive historical refund experience for deals in a wide spectrum of price points. However, prior to updating its refund model, anticipated refund rates based on historical refund activity were applied equally to recent sales in the Company's waterfall calculation regardless of price point. In the updated model, the Company considered the effects of customer refund behavior at different price points to calculate its estimated refunds.

In addition to considering price point in its refund model, the Company also considers its historical experience with similar geographic markets. The Company has observed that factors other than the market, such as deal category and price point, are the primary drivers behind refund behavior. In addition, to the extent that the Company enters into additional markets in the future, the additional revenue from these new markets is unlikely to initially be material to the refund model given the broad geographic scope of the Company's operations.

Lastly, the Company believes that it does have large pools of homogeneous transactions within its deal categories that support its refund estimates. As noted above, the Company divides its offering into six broad categories, which the Company then disaggregates further based on factors such as price point for purposes of estimating refunds. Within each of these categories and additional sub-categories the Company is able to observe patterns in refund behavior, particularly due to the large volume of Groupons sold. Additionally, the Company performs a retrospective review of its refund model on an ongoing basis to ensure that it remains appropriately calibrated to reflect reliable refund estimates. Accordingly, as a result of the factors discussed above, the Company believes that it has the ability to make reasonable estimates of potential refunds at the time the Groupons are purchased.

•	The maximum amount of future refunds for which you may be liable as of each balance sheet date.
Response

Mr. Larry Spirgel
August 24, 2012

CONFIDENTIAL TREATMENT REQUESTED BY GROUPON, INC.
FILE NO. 1-35335

The Company advises the Staff that the maximum amount of future or potential refunds, or total unredeemed vouchers, is not a metric that the Company currently evaluates. As noted above, and consistent with GAAP requirements, the Company performs rigorous analysis based on historical experience and the specific data inputs discussed above to estimate refund claims. In addition, in North America, the Company does not track the redemption of vouchers, as the Company typically pays the merchant on a fixed schedule based on the number of Groupons sold, regardless of how many Groupons are redeemed. However, while the Groupon Promise may provide for refund claims over an indefinite time period, as discussed above the Company has observed based on historical refund behavior that the refund rate decreases substantially a short time after the Groupon is redeemed. For the reasons discussed in the paragraph above, the Company is able to make reasonable estimates of potential future refunds at the time vouchers are purchased without tracking the amount of total unredeemed vouchers outstanding.
Comment No. 6
In a note to your financial statements, discuss in detail your rebate/refund policy for deals featured in late 2011, including for those higher price point offers and how you concluded that you could reliably estimate those refunds for this new deal mix.
Response
In response to the Staff's comment, the Company disclosed, on pages 10, 11, 44 and 45 of the Form 10-Q, its refund policy for deals featured in late 2011 for the six months ended June 30, 2012.
Consolidated Variable Interest in LLC, page 80
Comment No. 7
Please provide variable interest entity disclosures required under ASC 810-10-50-2 through 50-15 or tell us why such disclosures are not required. In addition, tell us how you addressed your arrangement with the LLC in your previous registration statements and when you determined that you were the primary beneficiary. In this regard, we note your prior disclosure that you adopted the provisions of the guidance on variable interest entities prospectively beginning in 2010, and its application had no impact on your consolidated financial statements.
Response
The Company advises the Staff that it has consolidated the LLC (the “VIE”) and thus reported the revenues, assets and liabilities of the VIE within its consolidated financial position and results of operations since May 9, 2011, the date that the LLC was established. The provisions of the new guidance on variable interest entities were adopted in 2010 and thus were considered in evaluating the consolidation treatment for this entity when it was established in 2011. However, there was limited, insignificant activity related to the VIE through September 30, 2011 (approximately 0.6% of revenues for the nine months then ended) and, accordingly, information about this entity was not separately disclosed in the Company's previous registration statements.
The Company considered all of the variable interest entity disclosures required under ASC 810-10-50-2 through 50-15 and, beginning with the December 31, 2011 Form 10-K, included those disclosures about

Mr. Larry Spirgel
August 24, 2012

CONFIDENTIAL TREATMENT REQUESTED BY GROUPON, INC.
FILE NO. 1-35335

the activities of the LLC which would be most meaningful to an investor given the immateriality of the VIE to the consolidated financial statements.
The following table summarizes the VIE's percentage of total assets, liabilities and revenues as of and for the respective periods then ended, which are considered each reporting period in evaluating the adequacy of the Company's disclosures:

	December 31, 2011	June 30, 2012
Assets as a % of Consolidated Assets	0.91%	0.61%
Liabilities as a % of Consolidated Liabilities	1.02%	0.20%
Revenue as a % of Consolidated Revenue	0.69%	0.65%
The Company will continue to monitor and provide additional disclosures on the VIE if it becomes material to its consolidated financial statements in the future.

Item 9A. Controls and Procedures, page 104
Comment No. 8
We note in your disclosure that you concluded there was a "material weakness in the design and operating effectiveness of (y)our internal control over financial reporting as defined in SEC Regulation S-X." You further describe the material weakness as one that "relates to our financial statement close process." Please explain in more detail each of the three "primary factors" that contributed to this material weakness, the specific accounts impacted by these "factors," and how you determined that these three "factors" indicated that there was only one material weakness and it was limited to the financial close process. Additionally, please describe the considerations made in determining to aggregate control deficiencies
Response
In response to the Staff's comment, set forth below is additional detail on each of the three “primary factors” that contributed to the material weakness in the design and operating effectiveness of the Company's internal controls and the specific accounts impacted by these “factors”.
The Company viewed these factors as being interrelated and have combined them for purposes of addressing the Staff's comments.

•	We did not maintain financial close process and procedures that were adequately designed, documented and executed to support the accurate and timely reporting of our financial results.

•
We did not maintain effective controls to provide reasonable assurance that accounts were complete and accurate and agreed to detailed support, and that account reconciliations were properly performed, reviewed and approved.

The Company's accounting organization and its financial statement close process were not able to adequately keep pace with the rapid growth of the Company. The year-end financial statement close process was further impacted by a number of operational and organizational changes in the fourth quarter of 2011. In addition, the Company was required to execute its close process and undergo a financial

Mr. Larry Spirgel
August 24, 2012

CONFIDENTIAL TREATMENT REQUESTED BY GROUPON, INC.
FILE NO. 1-35335

statement audit in a significantly accelerated timeframe compared to prior years. These additional factors did not allow for adequate time to complete an effective review of account reconciliations. The deficiencies identified related more specifically to the following procedures and controls:

◦	Implementation and formalization of written policies and procedures for the review of account analyses, reconciliations and journal entries;

◦	Assigning account reconciliations and journal entries during the reporting period close process to specific individuals;

◦	Formal documentation of procedures performed during the close process;

◦	Implementation of enhanced oversight procedures to ensure that the account reconciliation review process are performed prior to finalization of the financial statements at each reporting period; and

◦	Evaluation of accounting for non-routine judgments and estimations.
While the activities noted in the above two factors should be performed in the ordinary course of preparing the financial statements, the Company instead needed to undertake significant efforts to complete reconciliations and investigate items identified in those reconciliations in the midst of other operational changes impacting the normal close procedures and a financial statement audit. The Company's financial statement close process did not include sufficiently robust procedures and controls to ensure that the financial statements were prepared accurately and on a timely basis. As a result of these deficiencies, the Company was required to make a number of manual post-close adjustments that were necessary in order to prepare the financial statements included in the Company's Form 10-K for the year ended December 31, 2011. The accounts that were materially impacted by these deficiencies included the following: prepaid expenses and other current assets, accrued merchant payable, accrued expenses including refund reserve, income taxes, revenue and cost of revenue.

•
We did not have adequate policies and procedures in place to ensure the timely, effective review of estimates, assumptions and related reconciliations and analyses, including those related to customer refund reserves.

The Company lacked adequate policies and procedures to ensure the timely, effective review of estimates, assumptions and related reconciliations and analyses in certain of its financial statement accounts. This resulted in a series of adjustments being recorded, which included a material adjustment within the refund reserve.
Actual refund activity for deals featured late in 201l was demonstrating a consistent trend that was deviating from the modeled refund behavior, due primarily to a shift in deal mix toward higher price point offers. The Company's policies and procedures around the review of its refund estimate did not ensure the timely consideration of the changing factors and assumptions affecting its year-end estimated reserve. Upon further analysis, the Company identified that the current mix of deals and price point were different from the historical mix and therefore disaggregation of the historical data was required to ensure the adequacy of the reserve.
In evaluating whether to aggregate, the Company concluded that the deficiencies identified as noted in the factors above related most significantly to account reconciliations and management's evaluation of significant estimates rather than to the routine processing of transactions. Given that these activities are

Mr. Larry Spirgel
August 24, 2012

CONFIDENTIAL TREATMENT REQUESTED BY GROUPON, INC.
FILE NO. 1-35335

executed during the financial statement close process, the Company believes that its identification and description of the material weakness is appropriate.
Finally, as noted on page 47 of the 10-Q, the Company has taken steps and plans to take additional measures to remediate the underlying causes of the material weakness. The Company has documented and is in the process of testing its internal control over financial reporting in order to report on the effectiveness of its internal controls as of December 31, 2012.
* * * * *
As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding any of the responses in this letter, please call me at 312-676-5773.
Respectfully submitted,
/s/ Jason E. Child
Jason E. Child
Chief Financial Officer
Groupon, Inc.

cc:    David R. Schellhase
Daniel L. Horwood